Exhibit 1.01

Triumph Group, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2019

1.	Company and Product Overview

This report has been prepared by management of Triumph Group, Inc. (herein referred to as "Triumph," the "Company," "we," "us," or "our") pursuant to Rule 13p-1 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Triumph is a Delaware corporation which, through its operating subsidiaries, designs, engineers, manufactures, repairs, and overhauls a broad portfolio of aerospace and defense systems, components, and structures. We serve the global aviation industry, including original equipment manufacturers, or OEMs, and the full spectrum of military and commercial aircraft operators.

We offer a variety of products and services to the aerospace industry through two operating segments: (i) Triumph Systems & Support, whose companies' revenues are derived from the design, development and support of proprietary components, subsystems and systems, production of complex assemblies using external designs, as well as the provision of full life cycle solutions for commercial, regional, and military aircraft; and (ii) Triumph Aerospace Structures, whose companies supply commercial, business, regional and military manufacturers with large metallic and composite structures and produce close-tolerance parts primarily to customer designs and model-based definition, including a wide range of aluminum, hard metal and composite structure capabilities;

Systems & Support’s capabilities include hydraulic, mechanical and electromechanical actuation, power and control; a complete suite of aerospace gearbox solutions, including engine accessory gearboxes and helicopter transmissions; active and passive heat exchange technology; fuel pumps, fuel metering units and Full Authority Digital Electronic Control fuel systems; hydro-mechanical and electromechanical primary and secondary flight controls; and a broad spectrum of surface treatment options.

Extensive product and service offerings include full post-delivery value chain services that simplify the maintenance, repair and overhaul ("MRO") supply chain. Through its ground support equipment maintenance, component MRO and postproduction supply chain activities, Systems & Support is positioned to provide integrated planeside repair solutions globally. Capabilities include metallic and composite aircraft structures; nacelles; thrust reversers; interiors; auxiliary power units; and a wide variety of pneumatic, hydraulic, fuel and mechanical accessories.

Aerospace Structures' products include wings, wing boxes, fuselage panels, horizontal and vertical tails, and subassemblies such as floor grids. Aerospace Structures also has the capability to engineer detailed structural designs in metal and composites. Aerospace Structures capabilities also include advanced composite and interior structures, joining processes such as welding, autoclave bonding and conventional mechanical fasteners.

Supply Chain and Reasonable Country of Origin Inquiry

The products that we manufacture are highly complex, typically containing thousands of parts from many direct suppliers. We have relationships with a vast network of suppliers throughout the world and there are generally multiple tiers between the gold, columbite-tantalite, cassiterite, wolframite and the derivatives, tin, tungsten, or tantalum (collectively, "3TG") mines and our direct suppliers. As a result, we must rely on our direct suppliers to work with upstream suppliers in order that they may provide us with accurate information about the origin of 3TG in the components we purchase. We conducted a reasonable country of origin inquiry ("RCOI") to determine which direct material components contain 3TG and whether such 3TG originated in the Democratic Republic of the Congo or an adjoining country ("Covered Countries").

Because of the complexity and size of our supply chain, it was not practicable to conduct a survey of all of our suppliers. Triumph’s supplier survey for the 2019 calendar year was based upon a risk-based supplier segmentation. In this risk assessment, we used historical responses and enhanced supply chain data to remove duplicates and add into our survey 18 new suppliers of direct material components identified as either high or moderate/unknown risk of supplying goods or materials containing 3TG ("Surveyed Suppliers"). We believe this was a reasonable approach because our efforts have become more centralized with recent survey activity and other data management initiatives, and we have more insight into the materials we procure and products that the suppliers ultimately deliver. Also, many of our contracts are long-term contracts and there is relatively little variation in our largest direct suppliers from year to year. Surveyed Suppliers received approximately 57% of our 2019 expenditures for direct material components.

We requested that all Surveyed Suppliers provide information to us regarding (i) 3TG contained in each of the parts supplied by that supplier and (ii) the source of the 3TG, including smelter/refinery information and location of mines using the template developed by the Responsible Business Alliance ("RBA") and the Global e-Sustainability Initiative ("GeSI"), known as the RBA Conflict Minerals Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

Based on responses received, we determined that 3TG present in certain of our products, as well as 3TG utilized in the production of certain supplier parts, may have originated in the Covered Countries and were not from scrap or recycled sources. Therefore, in accordance with Rule 13p-1 under the Exchange Act, we proceeded to engage in due diligence regarding the sources and chain of custody of 3TG.

Efforts to Determine Mine or Location of Origin

We do not have direct relationships with 3TG smelters and refiners. We have determined that requesting our suppliers to complete the Template represents our reasonable best efforts to determine the mines or locations of origin of 3TG in our supply chain. We have reached this conclusion in part as a result of our participation in the Responsible Mining Initiative ("RMI"), an initiative of RBA and GeSI.

Facilities Used to Process 3TG in Products and Country of Origin of 3TG

The vast majority of suppliers from which we requested information indicated in their response that the information provided was at a company or divisional level and did not include a list of smelters. A minority of suppliers provided a list of smelters used to process 3TG contained in the components supplied to all of their customers. Therefore, it is not possible for us to determine with certainty the specific facilities used to process the 3TG used in our products.

2.	Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by the Organisation for Economic Co-operation and Development ("OECD") in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold, tin, tantalum and tungsten.

3.	Due Diligence Process Undertaken

a.	Management Systems

As described below, Triumph has adopted a Conflict Minerals Policy, which is posted under "Investor Relations - Governance Documents" on our website at: https://s23.q4cdn.com/323685665/files/doc_governance/Conflict-Minerals-Policy.pdf

We also have a well-established grievance mechanism through our corporate governance hotline to allow interested parties to contact us. These processes are described at: https://secure.ethicspoint.com/domain/media/en/gui/59231/index.html

Internal Team

We have established a management system to support supply chain due diligence related to 3TG. Our management system includes a Steering Committee sponsored by the Vice President, Investor Relations & Controller, as well as executive-level representatives and a team of subject matter experts from relative functions such as General Counsel, and Supply Chain. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our Vice President, Supply Chain.

Control Systems

Controls include, but are not limited to, our Code of Business Conduct, which outlines expected behaviors for all Triumph employees.

As outlined in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, the internationally recognized standard on which the Company’s system is based, we support an industry initiative that audits smelters’ and refiners’ due diligence activities. That industry initiative is the RBA and GeSI’s

Responsible Minerals Initiative. The data on which we relied for certain statements in this declaration was obtained through our membership in the RMI, using the Reasonable Country of Origin Inquiry report for member TGIC.

Maintain Records

We have established a records retention policy to ensure that relevant materials are preserved for appropriate periods.

Supplier Engagement

We have sent up to three communications directly to suppliers providing background information on the Rule and training, such as provided by the Aerospace Industries Association ("AIA") and http://responsiblemineralsinitiative.org.

b.	Identify and Assess Risks in the Supply Chain

We reviewed the responses to our surveys against criteria developed by our Steering Committee to determine which required further follow up. The criteria included reviews for insufficient or incomplete responses, as well as potential inaccuracies or inconsistencies within the data reported by those suppliers. We have worked directly with suppliers by sending up to two rounds of follow-up correspondence in an effort to secure revised responses.

A minority of Surveyed Suppliers provided a list of smelters used to process 3TG contained in the components supplied to all of their customers. Where the smelter identification number was provided, we verified that the facility was listed on the RBA-GeSI smelter list included in the Template.

c.	Design and Implement a Strategy to Respond to Risks

•	Senior management is briefed about our due diligence efforts on a regular basis.

•	We have implemented a risk management plan that outlines the Company's responses to identified risks.

•

We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier. We engage in regular ongoing risk assessment through our suppliers’ annual data submissions.

d.	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and, therefore, do not perform or direct audits of these entities. We have relied on audits performed by third parties through our comparison of smelters and refiners provided by our suppliers to the Conflict-Free Smelter list included in the Template.

e.	Report on Supply Chain Due Diligence

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence and is available on our website: www.triumphgroup.com under "Investor Relations - SEC Filings", and is filed with the Securities and Exchange Commission (SEC).

4.	Results of Due Diligence Process

For the calendar year ended December 31, 2019, we surveyed 1,039 suppliers of direct material components.

We received responses from approximately 88% of our Surveyed Suppliers for direct material components in 2019 compared to 89% in 2018. These responses included the names of 285 facilities listed by our suppliers as smelters or refiners. As of December 31, 2019, and as of the date of this report, we were unable to connect the list of smelters and refiners directly to our products and therefore have not included the list of smelters' and refiners' names.

5.	Steps Taken and to be Taken to Mitigate Risk

We have taken, and intend to continue to take, to the extent applicable, the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the Covered Countries:

•	Engage with suppliers and direct them to information and training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•

Engage any suppliers if found to be providing us with components or materials containing 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

An independent private sector audit of this report was not required for this reporting period.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report which are not historical facts are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties which could affect the Company’s actual results and could cause its actual results to differ materially from those expressed in any forward- looking statements made by, or on behalf of, the Company. Further information regarding the important factors that could cause actual results to differ from projected results can be found in Triumph’s reports filed with the SEC, including our Annual Report on Form 10-K for the fiscal year ended March 31, 2020. We do not undertake any obligation to revise these forward-looking statements to reflect future events.